                                                                   EXHIBIT 12(b)


               TEXAS UTILITIES ELECTRIC COMPANY AND SUBSIDIARIES



COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,
   AND TO FIXED CHARGES AND PREFERRED DIVIDENDS


EARNINGS:
   Net income                                                 $   862,695    $   452,631    $   658,192    $   476,526   $   821,123
   Add: Total federal income taxes                                405,499        212,953        342,687        241,740       241,852
        Fixed charges (see detail below)                          649,295        655,678        688,194        715,609       719,644
                                                              -----------    -----------    -----------    -----------   -----------
          Total earnings                                      $ 1,917,489    $ 1,321,262    $ 1,689,073    $ 1,433,875   $ 1,782,619
                                                              ===========    ===========    ===========    ===========   ===========

FIXED CHARGES:
   Interest on mortgage bonds                                 $   486,791    $   526,977    $   567,363    $   610,999   $   598,235
   Interest on other long-term debt                                26,456         44,071         32,183         45,787        54,379
   Amortization of debt discount, (premium) and expense            11,067          9,959          8,615          6,493         4,778
   Amortization of loss on reacquired debt                         22,520         19,547         17,608         12,471         9,301
   Other interest charges                                          48,872         28,994         36,408         10,222        22,123
   Preferred trust securities distributions                        33,001          1,801             --             --            --
   Rentals representative of the interest factor                   20,588         24,329         26,017         29,637        30,828
                                                              -----------    -----------   ------------   ------------   -----------
        Total fixed charges                                   $   649,295    $   655,678   $    688,194   $    715,609   $   719,644
                                                              ===========    ===========   ============   ============   ===========

   Preferred dividends *                                           68,181         93,371        143,233        168,465       143,778
                                                              -----------    -----------   ------------   ------------   -----------
        Fixed charges and preferred dividends$                $   717,476    $   749,049   $    831,427   $    884,074   $   863,422
                                                              ===========    ===========   ============   ============   ===========

RATIO OF EARNINGS TO FIXED CHARGES                                  2.95           2.02          2.45           2.00           2.48
                                                                    ----           ----          ----           ----           ----
RATIO OF EARNINGS TO FIXED CHARGES AND
   PREFERRED DIVIDENDS                                              2.67           1.76          2.03           1.62           2.06
                                                                    ----           ----          ----           ----           ----

* Preferred dividends represent (1) the portion of preferred dividends deductible for federal income tax purposes, plus (2) the balance of preferred dividend requirements multiplied by the ratio of pre-tax income to net income.